Exhibit 99.1

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information is based on and derived from the separate historical financial statements of Entegris and CMC which are incorporated by reference elsewhere in this offering memorandum, after giving effect to the Merger and the other Transactions and gives effect to the assumptions and preliminary pro forma adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements contained in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined balance sheet which we refer to as the pro forma balance sheet, combines the unaudited historical consolidated balance sheet of Entegris as of April 2, 2022, derived from the unaudited interim financial statements of Entegris, and the unaudited historical consolidated balance sheet of CMC as of March 31, 2022, derived from the unaudited interim financial statements of CMC, giving effect to the Transactions as if they had occurred on April 2, 2022. Entegris’ fiscal year ends on December 31, whereas CMC’s fiscal year ends on September 30. Due to this difference in year end, for the purpose of the unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2021, the CMC financial results for the twelve months ended December 31, 2021, have been calculated by adding its financial results for the three months ended December 31, 2021 to its financial results for the twelve months ended September 30, 2021 and subtracting its financial results for the three months ended December 31, 2020. The unaudited pro forma condensed combined statement of operations, which is referred to as the pro forma statement of operations, for the twelve months ended December 31, 2021 combines the Entegris audited consolidated statement of operations for the year ended December 31, 2021 and the CMC financial results for the twelve months ended December 31, 2021. For the purpose of the unaudited pro forma condensed combined statement of operations for the three month quarter ended April 2, 2022, we combined the Entegris financial results for three month quarter ended April 2, 2022 with the CMC financial results for the three month quarter ended March 31, 2022. For the purpose of the unaudited pro forma condensed combined statement of operations for the twelve months ended April 2, 2022, we combined the Entegris financial results for twelve months ended April 2, 2022 with the CMC financial results for the twelve months ended March 31, 2022. The summary unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, the three months ended April 2, 2022 and twelve months ended April 2, 2022 gives effect to the Transactions as if they had occurred on January 1, 2021. All amounts presented within this section are presented in thousands, except per share amounts unless otherwise noted. As a result of displaying amounts in thousands, rounding differences may exist in the tables in this section.

The summary unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting with Entegris as the acquirer of CMC. Accordingly, consideration given by Entegris to complete the Merger will be allocated to the assets and liabilities of CMC based upon their estimated fair values as of the date of completion of the Merger. Any excess of the consideration over the fair value of assets acquired and liabilities assumed is allocated to goodwill. As of the date of this offering memorandum, Entegris has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the CMC assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform CMC’s accounting policies to Entegris’ accounting policies. A final determination of the fair value of CMC’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of CMC that exist as of the date of completion of the Merger and, therefore, cannot be made prior to the completion of the transaction. Accordingly, the unaudited pro forma purchase price adjustments as set forth in “Unaudited Pro Forma Condensed Combined Financial Information” are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed, and such further adjustments from purchase price or conforming accounting adjustments may be material. The preliminary unaudited pro forma purchase price adjustments have been made solely for the purpose of providing the summary unaudited pro forma condensed combined financial information. Entegris estimated the fair value of CMC’s assets and liabilities based on discussions with CMC’s management, preliminary valuation studies, due diligence and information presented in public filings.

The summary unaudited pro forma condensed combined financial information is provided for informational purposes only. The summary unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the Transactions been completed as of the dates indicated or that may be achieved in the future and should not be taken as representative of future consolidated results of operations or financial condition of Entegris. Furthermore, no effect has been given in the summary unaudited pro forma condensed combined statement of operations to synergies and potential cost savings, if any, that may be realized through the combination of the two companies or the costs that may be incurred in integrating their operations.

The summary unaudited pro forma condensed combined financial information should be read in conjunction with “Risk Factors,” “Summary Historical Consolidated Financial Data of Entegris,” “Summary Historical Consolidated Financial Data of CMC,” “Unaudited Pro Forma Condensed Combined Financial Information” and Entegris and CMC’s historical consolidated financial statements and related notes incorporated herein by reference. See “Incorporation By Reference” in this offering memorandum.

	Pro Forma Combined Year Ended December 31, 2021	Pro Forma Combined Three Months Ended April 2, 2022	Pro Forma Combined Twelve Months Ended April 2, 2022
	($ in thousands)
Statement of Operations Data:
Net sales	$3,518,840	$970,461	$3,686,815
Cost of sales	2,018,495	535,741	2,097,609
Gross profit	1,500,345	434,720	1,589,206
Operating Expenses:
Selling, general and administrative expenses	538,119	131,814	483,959
Engineering, research and development expenses	225,059	59,411	232,535
Amortization of intangible assets	207,523	52,568	208,303
Asset impairment charges	232,480	—	24,259
Operating income	297,164	190,927	640,150
Interest expense	287,644	72,652	281,568
Interest income	(301)	(33)	(249)
Other expense, net	34,429	6,347	35,962
(Loss) income before income taxes	(24,608)	111,961	322,869
Income tax (benefit) expense	(19,699)	13,041	33,784
Net (loss) income	$(4,909)	$98,920	$289,085

Pro Forma Combined Balance Sheet Data as of April 2, 2022
($ in thousands)
Cash and cash equivalents	$713,500
Total assets	$10,511,504
Total debt	$5,927,767
Total equity	$3,282,896

Credit Statistics:	Pro Forma Combined Year Ended December 31, 2021 or as of December 31, 2021	Pro Forma Combined Three Months Ended April 2, 2022 or as of April 2, 2022(1)	Pro Forma Combined Twelve Months Ended April 2, 2022 or as of April 2, 2022(1)
	($ in thousands)
Entegris Historical Adjusted EBITDA(2)	$699,416	$206,156	$755,441
CMC Historical Adjusted EBITDA(7)	361,378	97,761	373,851
Pro Forma Adjusted EBITDA(2)	1,083,963	314,707	1,154,205
Pro Forma Adjusted Operating Income(3)	926,789	273,895	994,038
Pro Forma Secured Net Debt(4)	N/A	3,272,887	3,272,887
Pro Forma Net Debt(5)	N/A	5,214,267	5,214,267
Cash Interest Expense(6)	252,363	63,091	252,363
Ratio of net debt to Pro Forma Adjusted EBITDA	N/A	N/A	4.52
Ratio of Pro Forma Adjusted EBITDA to cash interest expense	4.30	N/A	4.57

(1)	For purposes of the pro forma financial data shown in the table above, the historical CMC data is for the three months ended March 31, 2022 and the twelve months ended March 31, 2022, respectively.

(2)
Entegris defines historical Adjusted EBITDA as net income attributable to Entegris, Inc. before (1) income tax expense, (2) interest expense, (3) interest income, (4) other (income) expense, net, (5) change for fair value write-up of acquired inventory sold, (6) deal costs, (7) integration costs, (8) severance and restructuring costs, (9) amortization of intangible assets and (10) depreciation (collectively, “EBITDA Adjustments”), and defines Pro Forma Adjusted EBITDA as Adjusted EBITDA further adjusted to give effect to the Merger, the other Transactions and the other items identified as permitted adjustments pursuant to the terms of the notes offered hereby and other secured debt or the proposed terms of our Senior Credit Facilities. See Footnote 2 under “Summary—Summary Historical Consolidated Financial Data of Entegris” for a reconciliation of this measure to the most directly comparable financial measure calculated in accordance with GAAP.

(3)
Entegris defines Adjusted Operating Income as net income attributable to Entegris, Inc. before (1) income tax expense, (2) interest expense, (3) interest income, (4) other (income) expense, net, (5) change for fair value write-up of acquired inventory sold, (6) deal costs, (7) integration costs, (8) severance and restructuring costs and (9) amortization of intangible assets (collectively, “Operating Income Adjustments”), and defines Pro Forma Adjusted Operating Income as Adjusted Operating Income further adjusted to give effect to the Merger, the other Transactions and the other items identified as permitted adjustments pursuant to the terms of the notes offered hereby and the New Secured Notes or the proposed terms of our Senior Credit Facilities. The reconciliation of GAAP measures to Pro Forma Adjusted Operating Income and Pro Forma Adjusted EBITDA to the most directly comparable financial measure calculated in accordance with GAAP is presented below in the accompanying table. The Entegris fiscal year ends on December 31, whereas CMC’s fiscal year ends on September 30. Due to this difference in year end, for the purpose of presenting the selected unaudited condensed combined and pro forma financial information for the twelve months ended December 31, 2021, the CMC financial results for the twelve months ended December 31, 2021 have been calculated by adding its financial results for the three months ended December 31, 2021 to its financial results for the twelve months ended September 30, 2021 and subtracting its financial results for the three months ended December 31, 2020. The selected unaudited condensed combined and pro forma financial information for the twelve months ended December 31, 2021 combines the Entegris audited consolidated statement of operations for the year ended December 31, 2021 and the CMC financial results for the twelve months ended December 31, 2021. For certain pro forma Transaction adjustments, this gives effect to the Merger and the other Transactions as if they occurred on January 1, 2021. Refer also to the “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

	Pro Forma Combined For The Year Ended December 31, 2021	Pro Forma Combined Three Months Ended April 2, 2022(1)	Pro Forma Combined Twelve Months Ended April 2, 2022(1)	Notes
($ in thousands)
Combined Entegris and CMC historical net sales	$3,527,907	$973,773	$3,698,308
Combined Entegris and CMC historical GAAP Operating income	$529,795	$219,878	$791,633
Entegris adjustments to historical operating income:
Charge for fair value write-up of acquired inventory sold	428	—	428	(A)
Deal costs	4,744	5,008	9,752	(B)
Integration costs	3,780	1,246	2,982	(C)
Severance and restructuring costs	529	—	386	(D)
Amortization of intangible assets	47,856	12,651	48,636
CMC adjustments to historical operating income:
Impairment charges	232,480	—	24,259	(E)
Acquisition and integration related expenses	8,053	(540)	5,346	(F)
Entegris Transaction-related expenses	6,050	12,243	18,293	(G)
Future Forward-related expenses	2,979	45	3,024	(H)
Environmental accrual	2,508	—	2,508	(I)
Cost related to KMG-Bernuth warehouse fire, net of recoveries	(1,050)	(3,500)	(3,474)	(J)
Costs related to the Pandemic, net of grants received	(773)	—	(352)	(K)
Net costs related to restructuring of the wood treatment business	123	219	296	(L)
Amortization of intangible assets	66,118	15,855	65,408	(M)
Combined Entegris and CMC historical GAAP Operating income	903,620	263,105	969,125
Combined Entegris and CMC historical Depreciation	157,174	40,812	160,167
Combined Entegris and CMC Adjusted EBITDA	$1,060,794	$303,917	$1,129,292
Pro forma Transaction adjustments to combined historical Adjusted EBITDA:
Wood treatment wind-down	(52,102)	(7,439)	(48,005)	(N)
ITS preacquisition EBITDA	1,792	—	—	(O)
Stock based compensation	(1,521)	(521)	(2,082)	(P)
Run-rate cost synergies	75,000	18,750	75,000	(Q)
Pro forma Adjusted EBITDA	$1,083,963	$314,707	$1,154,205
Less: Depreciation	(157,174)	(40,812)	(160,167)
Pro Forma Adjusted Operating Income	$926,789	$273,895	$994,038

Pro Forma net sales (after Transaction adjustments)	$3,453,327	$959,554	$3,620,631

Pro forma Adjusted EBITDA Margin - as a % of pro forma net sales	31.4%	32.8%	31.9%
Pro forma Adjusted Operating Income margin - as a % of pro forma net sales	26.8%	28.5%	27.5%

(1)	For purposes of the pro forma financial data shown in the table above, the historical CMC data is for the three months ended March 31, 2022 and the twelve months ended March 31, 2022, respectively.

(A)	From the acquisitions of Precision Microchemicals, Global Measurement Technologies Inc., Sinmat and other minor tuck-ins.

(B)	Includes deal and transaction costs from the acquisitions of Precision Microchemicals, Global Measurement Technologies Inc., Sinmat and other minor tuck-ins.

(C)	Integration costs from the acquisitions of Precision Microchemicals, Global Measurement Technologies Inc., Sinmat and other minor tuck-ins.

(D)	Restructuring costs from the acquisitions of Precision Microchemicals, Global Measurement Technologies Inc., Sinmat and other minor tuck-ins.

(E)	The pandemic resulted in an impairment charge related to the PIM business in the second quarter of fiscal year 2021 as well as wood treatment impairment charges as the business is wound down.

(F)	Includes acquisition and integration costs from ITS and KMG-Berunth, Inc. (“KMG-Berunth”) acquisitions.

(G)	Expenses from sale to Entegris, primarily due to costs of banking and legal services.

(H)	Expenses from CMC’s cost migration program, “Future Forward.”

(I)	Environmental accrual related to anticipated remedial action phase of the Star Lake Canal Superfund Site.

(J)
In fiscal 2019, a fire, which involved non-hazardous waste materials and caused no injuries, occurred at the warehouse of the wood treatment facility of CMC’s subsidiary KMG-Berunth, in Tuscaloosa, Alabama, which processes penta for sale to customers in the U.S. and Canada. KMG-Berunth commenced and completed cleanup with oversight from certain local, state and federal authorities, and CMC recorded related expenses and for disposal of affected inventory in Cost of sales. CMC recorded expenses of $26, $1,551 and $9,494 for the fiscal years ended September 30, 2021, 2020 and 2019, respectively. Although CMC believes they have completed cleanup efforts related to the fire incident, there are potential other related costs that cannot be reasonably estimated as of this time due to the nature of federally-regulated penta-related requirements. In addition, CMC continues to work with its insurance carriers on possible recovery of losses and costs related to the fire incident. CMC received recoveries of $1,076 and $468 during the fiscal years ended September 30, 2021 and 2020, respectively, which were recorded in Cost of sales, and $3,500 during the fiscal quarter ended March 31, 2022, which was recorded in Selling, general and administrative.

(K)	Non-recurring costs for providing EHS services to employees net of government grants received as pandemic aid.

(L)	Restructuring costs related to CMC closure of its wood treatment business, with the wind-down completed in early calendar 2022.

(M)	Reflects amortization expense recorded in Selling, general and administrative expenses. Also includes amortization of ITS intangible assets with a weighted average useful life of 12.2 years.

(N)	Represents the removal of EBITDA of CMC’s wood treatment business due to the planned closure in FY22.

(O)	Represents EBITDA of ITS prior to its acquisition by CMC for the period of January 2021 to March 2021.

(P)	Adjustment to recognize additional stock-based compensation expenses resulting from Entegris’ acquisition of CMC.

(Q)
Represents Entegris management’s estimated run-rate synergies from the Merger, consisting of approximately $15 million in estimated cost of sales savings from insourcing; logistics and procurement initiatives and approximately $60 million in estimated operating expense savings in executive management costs; duplicate public company costs; back-office support and sales functions and facilities optimization initiatives.

(4)
Entegris defines Pro Forma Secured Net Debt, a non-GAAP financial measure, as secured debt expected to be outstanding upon closing of the Merger, net of our cash balance after giving effect to the Merger and other Transactions. For purposes of this pro forma financial information, secured debt expected to be outstanding upon closing of the merger is assumed to consist of (x) $1,600 million of the New Secured Notes and (y) $2,495 million under the New Term Facility.

Pro Forma Combined Balance Sheet Data as of April 2, 2022
($ in thousands)
Pro Forma Secured Net Debt:
New Secured Notes	$1,600,000
New Term Facility	2,495,000
Total Pro Forma Secured Debt	4,095,000
Less: Debt issuance costs - allocated	(70,260)
Less: Rating agency fees - allocated	(5,771)
Less: Original issue discount	(32,582)
Pro forma long-term secured debt	3,986,387
Less: Pro forma cash and cash equivalents	(713,500)
Pro forma Secured Net Debt	$3,272,887

(5)
Entegris defines Pro Forma Net Debt, a non-GAAP financial measure, as debt expected to be outstanding upon closing of the Merger, net of our cash balance after giving effect to the Merger and other Transactions. For purposes of this pro forma financial information, debt expected to be outstanding upon closing of the Merger is assumed to consist of (x) Total Pro Forma Secured Debt, (y) unsecured borrowings under the Unsecured 364-Day Bridge Facility of $275 million, and (z) $895 million of unsecured notes offered hereby and $800 million of existing Entegris secured notes.

Pro Forma Combined Balance Sheet Data as of April 2, 2022
($ in thousands)
Pro Forma Secured and Unsecured Net Debt:
Total Pro Forma Secured Debt (above)	$4,095,000
Unsecured notes offered hereby	895,000
Unsecured 364-Day Bridge Facility	275,000
2028 Notes	400,000
2029 Notes	400,000
Total Pro Forma Debt	6,065,000
Less: Debt issuance costs	(95,651)
Less: Rating agency fees	(9,000)
Less: Original issue discount	(32,582)
Pro forma long-term debt (secured & unsecured)	5,927,767
Less: Pro forma cash and cash equivalents	(713,500)
Pro forma Net Debt	$5,214,267

(6)
Entegris defines Cash Interest Expense, a non-GAAP financial measure, as SOFR, with a floor of 0.00%, plus a margin of 3.00% for the New Term Facility, 4.75% for the New Secured Notes, 5.75% for the Unsecured 364-Day Bridge Facility and 6.00% for the unsecured notes offered hereby less interest earned on cash balances. A 0.125% increase in the interest rate on the New Senior Credit Facilities and the Unsecured 364-Day Bridge Facility would increase our assumed annual interest expense by approximately $6.6 million. See “Unaudited Pro Forma Condensed Combined Financial Information.”

(7)
CMC historical Adjusted EBITDA as presented above has been revised to add back other expense, net totaling $2,734, $1,445, and $3,695 for the year ended December 31, 2021, three months ended March 31, 2022, and the twelve months ended March 31, 2022, respectively, in order to conform with Entegris’ Adjusted EBITDA presentation for purposes of computing Pro Forma Combined Adjusted EBITDA. CMC defines historical Adjusted EBITDA, a non-GAAP financial measure, as net income (loss) before (1) income tax expense, (2) interest expense, net, (3) acquisition and integration related expenses, (4) impairment charges, (5) Entegris Transaction-related expenses, (6) Future Forward-related expenses, (7) environmental accrual, (8) costs related to KMG-Bernuth warehouse fire, net of recoveries, (9) costs related to the Pandemic, net of grants received, (10) net costs related to restructuring of the wood treatment business and (11) depreciation and amortization (collectively, “CMC EBITDA Adjustments”). CMC’s Adjusted EBITDA is a non-GAAP measure and, as such, is subject to the same qualifications and limitations described above with respect to Entegris’ non-GAAP measures.